July 11, 2018

Shay Banon
Chief Executive Officer
Elastic N.V.
800 West El Camino Real, Suite 350
Mountain View, CA 94040

       Re: Elastic N.V.
           Draft Registration Statement on Form S-1
           Submitted June 14, 2018
           CIK: 0001707753

Dear Mr. Banon:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

Prospectus Summary
Overview, page 1

1. Please clarify how you define a Meetup member for purposes of your statement that your community includes 100,000 Meetup members.
2. We note your statement that your products have been downloaded over 250 million times.
       Please clarify here and elsewhere as appropriate, including Management's Discussion and
       Analysis of Financial Condition and Results of Operations, the time period to which this measure relates and that this cumulative total includes your free and paid products. Also,
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         separately disclose the total number of downloads for your paid products.
Risks Associated With Our Business and Investments in Our Ordinary Shares, page
7

3. Disclose in the summary that your directors, executive officers and principal stockholders will continue to have a substantial control over the company after the offering and disclose the percentage of your voting power to be held by affiliates following the offering.
Risk Factors
Risks Related to the Business
We rely on channel partners to execute a portion of our sales..., page 27

4.       Please disclose the typical term of your agreements with your channel partners.
A portion of our revenue is generated by sales to government entities..., page
37

5. Please disclose the percentage of your revenue that is generated by sales to government entities.
We apply the Dutch Corporate Governance Code..., page 44

6. Please clarify how you do not comply with the best practice provisions of the DCGC.
Use of Proceeds, page 53

7. You disclose that the net proceeds from the offering will be used for "general corporate purposes, including working capital, research and development, sales and marketing activities, general and administrative matters and capital expenditures." Please consider disclosing the amount of proceeds that you plan to use to grow your business as outlined on pages 98 and 99, for example. Refer to Item 504 of Regulation S-K and Instruction 7
         to Item 504.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 64

8. Please disclose the percentage of the Fortune 500 and Forbes Global 2000 that represent greater than $100,000 annual contract value ("ACV").
9. Your business model encourages developers to download your software free of charge and utilize free proprietary features. Parts of this business model appear to rely on developers who have downloaded your software for free to then purchase paid subscriptions. Based on this description of your business model, please tell us whether key metrics for management include the utilization rate for the free downloads and/or the conversion rate of those free users into paid users. Indicate whether you know how much of the downloaded software is being actively used.
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10. We note that Elastic Cloud customers may purchase subscriptions either on a month-to-
         month basis or on a committed contract of at least one year in duration. Please tell us and clarify in your disclosures whether or not you include month-to-month subscriptions in your calculation of ACV or customers. Additionally, to the extent that month-to-month subscriptions are material, disclose the proportion of subscriptions which are on a month-
         to-month basis.
Key Factors Affecting Our Performance, page 66

11. We note that achieving a high renewal rate for your subscriptions will be critical to your business. Based on your discussion of the net expansion rate, it is unclear what percentage of your existing customers renew their subscriptions. Tell us your consideration of providing historical renewal rates. Refer to Section III.B of SEC Release
         33-8350.
12. You disclose that your ACV prior period value "effectively represents recurring dollars that [you] expect in the subsequent 12-month period from that group of customers."
         Please tell us if prior period ACV includes contracts with remaining subscription terms of less than 12 months as of the prior period measurement date and revise your disclosure accordingly.
13. We note your disclosure that your net expansion rate calculation includes any growth in the value of subscriptions and is net of contraction or attrition over the prior twelve months. Tell us in more detail how you calculate net expansion rate. In particular, tell us if customers who reduce their annual subscription dollar value or do not renew their annual subscription are included or excluded from your calculation of the net expansion rate. If your net expansion rate only includes customers who have increased or maintained the value of their subscriptions, please revise your disclosure to clarify this.
Non-GAAP Financial Measures, page 75

14. Please include substantive statements disclosing the reasons why management believes the presentation of each non-GAAP measure provides useful information to investors.
         Those disclosures should be specific and substantive to each measure. Refer to Item
         10(e)(1)(i)(C) of Regulation S-K.
15. You disclose that you believe free cash flow and free cash flow margin provides information about the amount of cash generated from core operations that can be used for strategic initiatives, including investing in your business and selectively pursuing acquisitions and strategic investments. However, you had negative free cash flows for the year ended April 30, 2017 and your disclosure on page 80 states that you "expect to continue to incur operating losses and generate negative cash flows from operations for the foreseeable future." Please review this apparent inconsistency and revise the disclosure as appropriate.
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Contractual Obligations and Commitments , page 81

16. We note that you have entered into non-cancellable capacity commitments with a hosting infrastructure vendor for a total cost of $37.5 million over the subsequent three years.
         Please identify the counterparty and describe the material terms of this agreement.
Business
Competition, page 106

17. We note your statement that Google Site Search and Google Search Appliance are no longer being sold by Google. For context, please also disclose that Google now offers the
         Google Custom Search Engine and Google ElasticSearch or advise. Consolidated Financial Statements
Consolidated Statement of Operations, page F-4

18. Your subscription revenue line item appears to include both product (i.e., licenses) and service arrangements (i.e., support and SaaS subscriptions). Please tell us what consideration you gave to separately stating net sales of tangible products and revenues from services and the cost of tangible products sold and cost of services in accordance with Rule 5-03(b)1 and (b)2 of Regulation S-X.
Notes to Consolidated Financial Statements
Note 2 - Summary of Significant Accounting Policies, page F-8
Revenue Recognition, page F-14

19. We note that you offer consulting and trainings as part of your services offerings. Please tell us over what period of time you typically provide these services and how you determined that point in time revenue recognition was appropriate. Refer to FASB ASC
         606-10-25-23 through 25-30.
20. You indicate that the your "solutions are designed to run on premises, in public or private clouds, or in hybrid environments." Please tell us if you provide hybrid solutions to customers and, if so, explain to us how you recognize revenue for these types of hybrid arrangements. Indicate whether these arrangements include multiple promises and, if so, how you determined whether these promises are distinct. See FASB ASC 606-10-25-19.
Deferred Contract Acquisition Costs, page F-17

21. We note that you derive a significant portion of your revenue from renewals of existing subscriptions, including subscriptions on a month-to-month basis and committed contracts of at least one year. Please tell us, and disclose as appropriate, if additional sales commissions are paid upon subscription renewal, and, if so, whether such amounts are commensurate with the initial commissions. Please also disclose how commissions paid for renewals are considered in your period of benefit for the initial commission. Finally,
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         disclose the period of time over which you amortize commission costs related to contract renewals. Refer to FASB ASC 340-40-35-1 and 340-40-50-2.
Note 4 - Business Combinations, page F-23

22. We note that the fair value of the ordinary shares issued as part of the consideration paid for your acquisitions was "based on an independent valuation." Please describe to us the nature and extent of the valuation expert s involvement and management s reliance on the work of the valuation expert. For guidance, please refer to Question
141.02 of our
         Securities Act Sections Compliance and Disclosure Interpretations. General

23. We refer to the Investors' Rights Agreement filed as Exhibit 4.1 to the registration statement. Please revise your disclosure in the registration statement to state, if true, that the arbitration provisions relate to the claims arising out of the contractual relationship created by the Investors' Rights Agreement, rather than claims under the United States federal securities laws and do not prevent shareholders of the company who are parties to the agreement from pursuing claims under the United States federal securities laws.
24. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
25. Please supplementally provide us with copies of any graphical materials or artwork you intend to use in your prospectus. Upon review of such materials, we may have further comments. For guidance, refer to Question 101.02 of our Securities Act Forms
         Compliance and Disclosure Interpretations.
        You may contact Diane Fritz, Staff Accountant, at (202) 551-3331, or Stephen Krikorian,
Accounting Branch Chief, at (202) 551-3488, if you have questions regarding comments on the financial statements and related matters. Please contact Jeff Kauten, Attorney-Advisor, at (202)
551-3447, or in his absence, Barbara Jacobs, Assistant Director, at (202) 551-3735, with any other questions.


FirstName LastNameShay Banon
                                                                Division of
Corporation Finance
Comapany NameElastic N.V.
                                                                Office of
Information Technologies
July 11, 2018 Page 5                                            and Services
FirstName LastName